信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2007/CS-1528

07028871

13 December 2007

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of Joint Announcement of the Company and Tsim Sha Tsui Properties Limited regarding the Discloseable and Connected Transactions dated 12 December 2007.

For your information, the above document is also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

Encl.

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Announcement\Discloseable Transaction\12.11.2007_SL & TSTP_Aberdeen JV\Letter - ADR doc

Tsim Sha Tsui Properties Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 247)

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

This announcement is jointly made by TST Properties and its subsidiary, Sino Land.

The directors of each of TST Properties and Sino Land are pleased to announce that on 12th December, 2007, Sino Hope and the Harvest Sun Sellers entered into the Harvest Sun Agreement pursuant to which Sino Hope will acquire the shares in Harvest Sun held by the Harvest Sun Sellers respectively. Upon completion of the transactions contemplated under the Harvest Sun Agreement, Sino Hope will own a total of 60% of the issued share capital of Harvest Sun, and Sino Land will (together with King Chance's existing 30% interest in Harvest Sun) indirectly own a total of 90% of the issued share capital of Harvest Sun.

The directors of each of TST Properties and Sino Land are pleased to announce that on 12th December, 2007, Sino Hope, CapitaLand China Holdings and CRL (HK) entered into the Memorandum of Agreement pursuant to which Sino Hope will acquire the remaining 10% of the issued share capital in Harvest Sun held by CapitaLand China Holdings and CRL (HK). The proposed acquisition under the Memorandum of Agreement is non-legally binding. If the transaction contemplated under the Memorandum of Agreement is also proceeded with, Harvest Sun will become an indirect wholly-owned subsidiary of Sino Land.

The directors of each of TST Properties and Sino Land are also pleased to announce that on 12th December, 2007, Sino Vision and the Benefit Bright Sellers entered into the Benefit Bright Agreement pursuant to which Sino Vision will acquire: (a) the shares in and the shareholders' loans held and provided by the Benefit Bright Sellers respectively; and (b) the shares in OC2 Management held by the Benefit Bright Sellers. Upon completion of the transactions contemplated under the Benefit Bright Agreement, Sino Vision will own a total of 57.5% of each of the issued share capital of Benefit Bright and OC2 Management, and Sino Land will (together with King Chance's 42.5% shareholdings in Benefit Bright and OC2 Management) indirectly own an aggregate 100% of the issued share capital of Benefit Bright and OC2 Management.

The directors of each of TST Properties and Sino Land are pleased to further announce that on 12th December, 2007, Sino Vision and the OC2 Finance Sellers entered into the OC2 Finance Agreement pursuant to which Sino Vision will acquire the shares in and the loans held and provided by the OC2 Finance Sellers. Upon completion of the transactions contemplated under the OC2 Finance Agreement, Sino Vision would own 50% of the issued share capital of OC2 Finance, and Sino Land will (together with King Chance's 50% existing interest in OC2 Finance) indirectly own an aggregate of 100% of the issued share capital of OC2 Finance.

DISCLOSEABLE TRANSACTIONS

As one or more of the applicable percentage ratios of TST Properties and Sino Land in respect of the transactions contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement, in aggregate, exceeds 5%, the entering into of the Harvest Sun Agreement and the Benefit Bright Agreement constitute discloseable transactions of TST Properties and Sino Land under Chapter 14 of the Listing Rules. Accordingly, each of TST Properties and Sino Land is required to make an announcement and issue a circular to its shareholders under Rules 14.33, 14.34 and 14.38 of the Listing Rules. The transaction contemplated under the OC2 Finance Agreement does not constitute a notifiable transaction of TST Properties or Sino Land under Chapter 14 of the Listing Rules.

CONNECTED TRANSACTIONS

The transaction between Sino Hope and Calistock (being one of the Harvest Sun Sellers and an associate of a connected person of Sino Land and TST Properties) contemplated under the Harvest Sun Agreement and the transaction between Sino Vision and Pembrooke (being one of the Benefit Bright Sellers and an associate of a connected person of Sino Land and TST Properties) contemplated under the Benefit Bright Agreement constitute connected transactions of Sino Land and TST Properties under the Listing Rules.

As one or more of the applicable percentage ratios (other than profits ratio) of TST Properties and Sino Land in respect of the Connected Transactions, in aggregate, exceeds 2.5%, the Connected Transactions will be subject to the reporting, announcement and independent shareholders' approval of TST Properties and Sino Land respectively under Rules 14A.45 to 14A.48 of the Listing Rules.

An independent board committee has been formed by each of TST Properties and Sino Land to advise the independent shareholders of TST Properties and Sino Land in respect of the Connected Transactions. An independent financial adviser has also been appointed to advise the independent board committees and the independent shareholders of TST Properties and Sino Land.

The transaction between Sino Vision and Pembrooke (being one of the OC2 Finance Sellers and an associate of a connected person of Sino Land and TST Properties) contemplated under the OC2 Finance Agreement constitutes a connected transaction of Sino Land and TST Properties under the Listing Rules. As all of the applicable percentage ratios (other than profits ratio) of TST Properties and Sino Land in respect of the transaction contemplated under the OC2 Finance Agreement are less than 0.1%, such transaction will not be subject to the reporting, announcement and independent shareholders' approval requirement under Chapter 14A of the Listing Rules.

LISTING RULES REQUIREMENTS

Mr. Ng Teng Fong together with his controlled corporations are beneficially interested in 1,027,208,656 shares representing approximately 71.75% of the issued share capital and carrying rights to attend and vote at general meetings of TST Properties as at the date of this announcement. TST Properties is beneficially interested in 2,430,586,717 shares representing approximately 50.51% of the issued share capital and carrying rights to attend and vote at general meetings of Sino Land as the date of this announcement. Since none of the shareholders of TST Properties or Sino Land is required to abstain from voting on the Connected Transactions, written approvals of Mr. Ng Teng Fong and his controlled corporations for TST Properties and written approval of TST Properties for Sino Land will be obtained for approval of the Connected Transactions in lieu of an approval from the independent shareholders of TST Properties and Sino Land at their respective shareholders' meetings pursuant to Rule 14A.43 of the Listing Rules. A joint application has been made by TST Properties and Sino Land to the Stock Exchange for a waiver of the requirement for each of TST Properties and Sino Land to hold a shareholders' meeting in accordance with Rule 14A.43 of the Listing Rules.

A joint circular containing further details of the transactions contemplated under the Harvest Sun Agreement, the Benefit Bright Agreement and the OC2 Finance Agreement, a letter from each of the independent board committees of TST Properties and Sino Land and a letter from the independent financial advisor of TST Properties and Sino Land will be despatched to the shareholders of TST Properties and Sino Land as soon as practicable in accordance with Chapters 14 and 14A of the Listing Rules.

THE HARVEST SUN AGREEMENT

Date of agreement

12th December, 2007

Purchaser

Sino Hope

Harvest Sun Sellers

(1) Super Creation

(2) Calistock

(3) Macwest

Based on the information provided by Super Creation and Macwest and to the best of the knowledge, information and belief of the respective directors of TST Properties and Sino Land, having made all reasonable enquiry, each of Super Creation and Macwest (and their respective ultimate beneficial owners) are third parties independent of TST Properties and Sino Land and the respective connected persons of TST Properties and Sino Land. Calistock is a connected person of TST Properties and Sino Land by virtue of it being a wholly-owned subsidiary of Kerry Properties Limited which is a connected person of TST Properties and Sino Land, by virtue of its other wholly-owned subsidiaries being substantial shareholders of certain subsidiaries of Sino Land.

Acquisition of shares in Harvest Sun

Pursuant to the Harvest Sun Agreement, Sino Hope has agreed to acquire the shares in Harvest Sun held by Super Creation, Calistock and Macwest respectively, representing 30%, 20% and 10% of the issued share capital of Harvest Sun. Upon completion of the transactions contemplated under the Harvest Sun Agreement, Sino Hope will own a total of 60% of the issued share capital of Harvest Sun, and Sino Land will (together with King Chance's existing 30% interest in Harvest Sun) indirectly own 90% of the issued share capital of Harvest Sun. As at the date hereof, Harvest Sun is an associated company of Sino Land and TST Properties. Upon completion of the Harvest Sun Agreement, Harvest Sun will become a subsidiary of Sino Land and TST Properties.

The remaining 10 shares in Harvest Sun, representing 10% of the issued share capital of Harvest Sun, are beneficially owned by CRL (HK) and registered in the name of CapitaLand China Holdings. Upon completion of the transaction as contemplated under the Memorandum of Agreement, Harvest Sun will become a wholly-owned subsidiary of Sino Land. Please refer to the section headed "The Memorandum of Agreement" of this announcement for further information.

Consideration

The Harvest Sun Consideration payable by Sino Hope to the Harvest Sun Sellers pursuant to the Harvest Sun Agreement is HK$265,313,828 in cash, subject to adjustments (if any) by reference to completion accounts and a completion audit.

The Harvest Sun Consideration represents value of the 60% acquiring share interest in Harvest Sun which was determined based on the consolidated net asset value of Harvest Sun as stated in its management accounts as at 30th September, 2007 (in the amount of HK$442,189,714) (subject to adjustments (if any) by reference to completion accounts and a completion audit). Under the Harvest Sun Agreement, one of the adjustments which has been made and reflected when arriving at the consolidated net asset value of Harvest Sun is that, the value of the Harvest Sun group's attributable interest in the retained parts of Property 1 was agreed at HK$420,000,000. Other adjustments made include (i) a number of agreed treatments of certain deferred tax assets and deferred tax liabilities of the Harvest Sun group; and (ii) accounts shall be prepared as at the completion date; such accounts to be subject to a completion audit, and adjustment sums shall be paid accordingly.

A deposit of 15% of the Harvest Sun Consideration has been paid upon signing of the Harvest Sun Agreement. The balance thereof shall be payable upon the completion of the transactions contemplated under the Harvest Sun Agreement, subject to, among other things, the following conditions precedent:

(a) the execution in escrow of a supplemental deed by, among others, Harvest Sun and the shareholders thereof pursuant to the conditional consent and agreement given by MTRC on 16th November, 2007 on, among other things, the sale and purchase of the shares in Harvest Sun held by the Harvest Sun Sellers;

(b) the fulfillment of such other conditions (if any) as may be imposed by MTRC after the date of the Harvest Sun Agreement in connection with the grant of MTRC's consent as mentioned in (a) above and/or the release by MTRC of the Harvest Sun Share Charge on completion;

(c) (for the sale and purchase of the shares in Harvest Sun held by Calistock only) the obtaining by Sino Land and TST Properties of waiver or consent from the Stock Exchange under Rule 14A.43 of the Listing Rules that approval of the connected transaction constituted by the Harvest Sun Agreement and the transactions contemplated thereunder can be given by the shareholders of those holding companies in written form; and

(d) (for the sale and purchase of the shares in Harvest Sun held by Macwest only) the compliance by Macwest and its holding company(ies) of applicable requirements of any stock exchange on which their shares are listed.

Completion

Completion of the transactions contemplated under the Harvest Sun Agreement is scheduled to take place on 21st December, 2007. If the conditions precedent above are not fulfilled on or before 21st December, 2007, completion shall take place on such later date as may be agreed by Sino Hope and the Harvest Sun Sellers. If they fail to agree on such later date on or before 22nd December, 2007, the transactions shall be rescinded, the Harvest Sun Sellers shall refund the deposit and the Harvest Sun Agreement shall terminate.

The acquisitions of shares in Harvest Sun by Sino Hope from each of the Harvest Sun Sellers are conditional upon the acquisition of shares in Benefit Bright by Sino Vision from each of the Benefit Bright Sellers in the same group as the relevant Harvest Sun Seller being completed at the same time. However, the acquisition of shares in Harvest Sun by Sino Hope from a Harvest Sun Seller is not conditional upon: (a) the acquisition of shares in Harvest Sun from all or any of the other Harvest Sun Sellers; and (b) the acquisition of shares in Benefit Bright from all or any of the Benefit Bright Sellers in the other groups.

THE BENEFIT BRIGHT AGREEMENT

Date of agreement

12th December, 2007

Purchaser

Sino Vision

Benefit Bright Sellers

(1) Pembrooke

(2) Allied Dragon

(3) Macell

Based on the information provided by Allied Dragon and Macell and to the best of the knowledge, information and belief of the respective directors of TST Properties and Sino Land, having made all reasonable enquiry, each of Allied Dragon and Macell (and their respective ultimate beneficial owners) are third parties independent of TST Properties and Sino Land and the respective connected persons of TST Properties and Sino Land. Pembrooke is a connected person of each of TST Properties and Sino Land by virtue of it being a wholly-owned subsidiary of Kerry Properties Limited which is a connected person of TST Properties and Sino Land, by virtue of its other wholly-owned subsidiaries being substantial shareholders of certain subsidiaries of Sino Land.

Acquisition of shares and loans in Benefit Bright

Pursuant to the Benefit Bright Agreement, Sino Vision has agreed to acquire: (a) the shares in Benefit Bright and shareholders' loans (such loans being in the aggregate amount of HK$3,107,771,227 (including interest) as at 30th September, 2007; subject to adjustments (if any) by reference to completion accounts and a completion audit) held and provided by the Benefit Bright Sellers; and (b) the shares in OC2 Management held by the Benefit Bright Sellers.

In respect of Benefit Bright, Sino Vision will acquire the shares in Benefit Bright held by Pembrooke, Allied Dragon and Macell respectively, representing 32.5%, 15% and 10% of the issued share capital of Benefit Bright, together with shareholders loans as at completion. In respect of OC2 Management, Sino Vision will acquire the shares in OC2 Management held by Pembrooke, Allied Dragon and Macell respectively, representing 32.5%, 15% and 10% of the issued share capital of OC2 Management.

Upon completion of the transactions contemplated under the Benefit Bright Agreement, Sino Vision will own a total of 57.5% of the issued share capital of each of Benefit Bright and OC2 Management, and Sino Land will (together with King Chance's existing 42.5% interest in each of Benefit Bright and OC2 Management) indirectly own an aggregate of 100% of the issued share capital of each of Benefit Bright and OC2 Management. As at the date hereof, Benefit Bright and OC2 Management are associated companies of Sino Land and TST Properties. Upon completion of the Benefit Bright Agreement, Benefit Bright and OC2 Management will become subsidiaries of Sino Land and TST Properties.

Consideration

Benefit Bright

The Benefit Bright Consideration payable by Sino Vision to the Benefit Bright Sellers pursuant to the Benefit Bright Agreement for the shares in and the loans owing as at completion by Benefit Bright is HK$2,070,135,174 in cash, subject to adjustments (if any) by reference to completion accounts and a completion audit.

The Benefit Bright Consideration represents: (a) the aggregate principal amount of the loans owing by Benefit Bright to the Benefit Bright Sellers together with interests accrued thereon (in the aggregate amount of HK$3,107,771,227), subject to adjustments as mentioned above on a dollar-for-dollar basis, less (b) 57.5% of the numeric value of the adjusted net liability value of Benefit Bright as stated in the management accounts as at 30th September, 2007 in the amount of HK$1,804,584,439. Under the Benefit Bright Agreement, when arriving at the adjusted net liability value, a number of adjustments have been made and reflected, including, among other things, the value of attributable interest of the Benefit Bright group in the unsold parts of Property 2 was agreed at HK$3,500,000,000. Other adjustments made include (i) a number of agreed treatments of certain deferred tax assets and deferred tax liabilities of the Benefit Bright group; and (ii) agreed treatments of certain other assets and liabilities of the Benefit Bright group. Completion accounts shall be prepared as at the completion date, such accounts to be subject to a completion audit, and adjustment sums shall be paid accordingly.

A deposit of 15% of the Benefit Bright Consideration has been paid upon signing of the Benefit Bright Agreement. The balance shall be payable upon the completion, subject to, among other things, the following conditions:

(a) the execution in escrow of a supplemental deed by, among others, Benefit Bright and the Benefit Bright Sellers pursuant to the conditional consent and agreement given by MTRC on 16th November, 2007 on, among other things, the sale and purchase of the shares in Benefit Bright held by the Benefit Bright Sellers;

(b) the fulfillment of such other conditions (if any) as may be imposed by MTRC after the date of the Benefit Bright Agreement in connection with the grant of MTRC's consent as mentioned in (a) above;

(c) (for the sale and purchase of the shares in Benefit Bright held by Pembrooke only) the obtaining by Sino Land and TST Properties of waiver or consent from the Stock Exchange under Rule 14A.43 of the Listing Rules that approval of the connected transaction constituted by the Benefit Bright Agreement and the transactions contemplated thereunder can be given by the shareholders of those holding companies in written form; and

(d) (for the sale and purchase of the shares in Benefit Bright held by Macell only) the compliance by Macell and its holding company(ies) of applicable requirements of any stock exchange on which their shares are listed.

OC2 Management

The consideration payable by Sino Vision to the Benefit Bright Sellers pursuant to the Benefit Bright Agreement for the shares in and (if any) the loans in OC2 Management is a fixed sum of HK$5,750 in cash as agreed between the parties on an arm's length negotiation basis, representing 57.5% of the net asset value of OC2 Management as stated in the management accounts as at 30th September, 2007 (in the amount of HK$10,062).

The consideration for the shares in and (if any) the loans in OC2 Management shall be payable upon the completion, subject to the completion of the acquisition of the shares in and the loans to Benefit Bright held and provided by the Benefit Bright Sellers.

Completion

Completion of the transactions contemplated under the Benefit Bright Agreement is scheduled to take place on 21st December, 2007. If the conditions above are not fulfilled on or before 21st December, 2007, completion shall take place on such later date as may be agreed by Sino Vision and the Benefit Bright Sellers. If they fail to agree on such later date on or before 22nd December, 2007, the transactions shall be rescinded, the Benefit Bright Sellers shall refund the deposit and the Benefit Bright Agreement shall terminate.

The acquisition of shares in Benefit Bright by Sino Vision from each of the Benefit Bright Sellers shall be conditional upon the acquisition of shares in Harvest Sun by Sino Hope from each of the Harvest Sun Sellers in the same group as the relevant Benefit Bright Seller being completed at the same time. However, the acquisition of shares in Benefit Bright by Sino Vision from a Benefit Bright Seller is not conditional upon: (a) the acquisition of shares in Benefit Bright from all or any of the other Benefit Bright Sellers; and (b) the acquisition of shares in Harvest Sun from the Harvest Sun Sellers in the other groups.

THE OC2 FINANCE AGREEMENT

Date of agreement

12th December, 2007

Purchaser

Sino Vision

OC2 Finance Sellers

(1) Pembrooke

(2) Hong Kong Financial

Based on the information provided by Hong Kong Financial and, to the best of the knowledge, information and belief of the respective directors of TST Properties and Sino Land, having made all reasonable enquiry, Hong Kong Financial and its ultimate beneficial owner are third parties independent of TST Properties and Sino Land and the respective connected persons of TST Properties and Sino Land. As mentioned above, Pembrooke is a connected person of each of TST Properties and Sino Land by virtue of it being a wholly-owned subsidiary of Kerry Properties Limited which is a connected person of TST Properties and Sino Land, by virtue of its other wholly-owned subsidiaries being substantial shareholders of certain subsidiaries of Sino Land.

Acquisition of shares and loans in OC2 Finance

Pursuant to the OC2 Finance Agreement, Sino Vision has agreed to acquire the shares in OC2 Finance and shareholders' loans (such loans being in the aggregate amount of HK$7,100,329 as at 30th September, 2007, subject to adjustments (if any) by reference to completion accounts and a completion audit) held and provided by the OC2 Finance Sellers. The shares held by Pembrooke and Hong Kong Financial represents 38.2% and 11.8% respectively of the issued share capital of OC2 Finance.

Upon completion of the transactions contemplated under the OC2 Finance Agreement, Sino Vision will own a total of 50% of the issued share capital of OC2 Finance, and Sino Land will (together with King Chance's existing 50% interest in OC2 Finance) indirectly own an aggregate of 100% of the issued share capital of OC2 Finance. As at the date hereof, OC2 Finance is an associated company of TST Properties and Sino Land. Upon completion of the OC2 Finance Agreement, OC2 Finance will become a subsidiary of TST Properties and Sino Land.

Consideration

The OC2 Finance Consideration payable by Sino Vision to the OC2 Finance Sellers pursuant to the OC2 Finance Agreement for the shares in and the loans owing as at completion by OC2 Finance is HK$5,312,223 in cash, subject to adjustments (if any) by reference to completion accounts and a completion audit.

The OC2 Finance Consideration represents the aggregate principal amount of loans provided to OC2 Finance by the OC2 Finance Sellers (together with interests accrued thereon) on a dollar-for-dollar basis (in the aggregate amount of HK$7,100,329, subject to adjustments as mentioned above) less 50% of the numeric value of the net liability value of OC2 Finance as stated in its management accounts as at 30th September, 2007 (in the amount of HK$3,576,212), (subject to adjustments (if any) by reference to completion accounts and a completion audit).

A deposit of 15% of the OC2 Finance Consideration has been paid upon signing of the OC2 Finance Agreement. The balance thereof shall be payable upon the completion of the transactions contemplated under the OC2 Finance Agreement, subject to, among other things, the following conditions precedent:

(a) the HKMC granting its consent to the transactions under the OC2 Finance Agreement;

(b) the HKMC agreeing to amend, on completion of the OC2 Finance Agreement, the Mortgage Sale and Purchase Agreement to the effect that the Kerry Properties Limited and China Overseas Land & Investment Limited will cease to be "Parent" within the meaning therein, either unconditionally or subject to conditions reasonably acceptable to Sino Vision and the OC2 Finance Sellers;

(c) the fulfilment of such conditions (if any) as may be imposed by the HKMC in connection with the grant of the HKMC's consent referred to in paragraph (a) above and the HKMC's agreement referred to in paragraph (b) above; and

(d) the compliance by Sino Vision and Hong Kong Financial and their respective holding companies of applicable requirements of any stock exchange on which their shares are listed.

Completion

Completion of the transactions contemplated under the OC2 Finance Agreement is scheduled to take place on 21st December, 2007. If the conditions precedent above are not fulfilled on or before 21st December, 2007, completion shall take place on such later date as may be agreed by Sino Vision and the OC2 Finance Sellers. If they fail to agree on such later date on or before 22nd December, 2007, the transactions shall be rescinded, the OC2 Finance Sellers shall refund the deposit and the OC2 Finance Agreement shall terminate.

THE MEMORANDUM OF AGREEMENT

On 12th December, 2007, Sino Hope entered into the Memorandum of Agreement with CapitaLand China Holdings and CRL (HK) for the acquisition of 10 shares in Harvest Sun, representing 10% of the issued share capital thereof, by Sino Hope from CapitaLand China Holdings and CRL (HK) for a consideration of HK$44,218,971 in cash (subject to adjustments), calculated pursuant to the same basis for arriving at the Harvest Sun Consideration under the Harvest Sun Agreement. The proposed acquisition under the Memorandum of Agreement is non-legally binding. Based on the information provided by CRL (HK) and CapitaLand China Holdings and to the best of the knowledge, information and belief of the respective directors of TST Properties and Sino Land, having made all reasonable enquiry, CRL (HK) and CapitaLand China Holdings and their respective ultimate beneficial owners are third parties independent of TST Properties and Sino Land and the respective connected persons of TST Properties and Sino Land as at the date hereof. Further announcement(s) in relation to the proposed transaction under the Memorandum of Agreement, if proceeded with, will be made as and when necessary.

LISTING RULES IMPLICATIONS

Discloseable transactions

As one or more of the applicable percentage ratios of TST Properties and Sino Land in respect of the aggregate transactions contemplated under the Harvest Sun Agreement and the Benefit Bright Agreement, in aggregate, exceed 5%, the entering into of the Harvest Sun Agreement and the Benefit Bright Agreement constitute discloseable transactions of TST Properties and Sino Land under Chapter 14 of the Listing Rules. Accordingly, each of TST Properties and Sino Land is required to make an announcement and issue a circular to its shareholders under Rule 14.33 of the Listing Rules. The transaction contemplated under the OC2 Finance Agreement does not constitute a notifiable transaction of TST Properties or Sino Land under Chapter 14 of the Listing Rules.

The respective directors of TST Properties and Sino Land consider that: (a) upon adjustments of the Harvest Sun Consideration and the Benefit Bright Consideration according to the completion accounts and completion audit as contemplated in the Harvest Sun Agreement and the Benefit Bright Agreement, the aggregate transactions contemplated under the said agreements will remain discloseable transactions of TST Properties and Sino Land under Chapter 14 of the Listing Rules; and (b) upon adjustments of the OC2 Finance Consideration according to the completion accounts and the completion audit as contemplated in the OC2 Finance Agreement, the transaction contemplated under the said agreement will not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

Connected Transactions

Calistock is a wholly-owned subsidiary of Kerry Properties Limited, which is a connected person of TST Properties and Sino Land by virtue of it being a substantial shareholder of certain subsidiaries of Sino Land. Accordingly, the transaction between Sino Hope and Calistock contemplated under the Harvest Sun Agreement constitutes a connected transaction of Sino Land and TST Properties under the Listing Rules.

Pembrooke is a wholly-owned subsidiary of Kerry Properties Limited, which is a connected person of TST Properties and Sino Land by virtue of it being a substantial shareholder of certain subsidiaries of Sino Land. Accordingly, the transactions between Sino Vision and Pembrooke contemplated under the Benefit Bright Agreement and the OC2 Finance Agreement constitute connected transactions of Sino Land and TST Properties under the Listing Rules.

Independent shareholders' approval and waiver application

As one or more of the applicable percentage ratios (other than profits ratio) of TST Properties and Sino Land in respect of the Connected Transactions, in aggregate, exceeds 2.5%, the Connected Transactions will be subject to the reporting, announcement and independent shareholders' approval of TST Properties and Sino Land respectively under Rules 14A.45 to 14A.48 of the Listing Rules.

An independent board committee has been formed by each of TST Properties and Sino Land to advise the independent shareholders of TST Properties and Sino Land in respect of the Connected Transactions. An independent financial adviser has also been appointed to advise the independent board committees and the independent shareholders of TST Properties and Sino Land.

Mr. Ng Teng Fong together with his controlled corporations hold 1,027,208,656 shares in TST Properties, representing approximately 71.75% of the issued share capital of TST Properties as at the date hereof. TST Properties holds 2,430,586,717 shares in Sino Land representing approximately 50.51% of the issued share capital of Sino Land as the date hereof. Since none of the shareholders of TST Properties or Sino Land is required to abstain from voting on the Connected Transactions, written approval of Mr. Ng Teng Fong for TST Properties and written approval of TST Properties for Sino Land will be obtained for approval of the Connected Transactions in lieu of an approval from the independent shareholders of TST Properties and Sino Land at their respective shareholders' meetings pursuant to Rule 14A.43 of the Listing Rules. A joint application has been made by TST Properties and Sino Land to the Stock Exchange for a waiver of the requirement for each of TST Properties and Sino Land to hold a shareholders' meeting in accordance with Rule 14A.43 of the Listing Rules.

A joint circular containing further details of the transactions contemplated under the Harvest Sun Agreement, the Benefit Bright Agreement and the OC2 Finance Agreement, a letter from each of the independent board committees of TST Properties and Sino Land and a letter from the independent financial advisor of TST Properties and Sino Land will be despatched to the shareholders of TST Properties and Sino Land as soon as practicable in accordance with Chapters 14 and 14A of the Listing Rules.

As all of the applicable percentage ratios (other than profits ratio) of TST Properties and Sino Land in respect of the transaction contemplated under the OC2 Finance Agreement will be less than 0.1%, such transaction will not be subject to the reporting, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

REASONS FOR ACQUIRING INTERESTS IN HARVEST SUN, BENEFIT BRIGHT, OC2 MANAGEMENT AND OC2 FINANCE

Harvest Sun is the 100% beneficial shareholder of Harvest Sun Limited, a developer under a development agreement entered into with the Mass Transit Railway Corporation dated 20th April, 1995 (as supplemented and amended) in relation to Property 1 and the rights and obligations of the Mass Transit Railway Corporation having subsequently been passed to MTRC. Harvest Sun Limited has development rights in Property 1 and is entitled to interests in Property 1, including proceeds of sale and leasing of Property 1 on and subject to the terms and conditions of above mentioned development agreement. A number of parts of Property 1 have been sold, and the unsold parts of it are still owned by MTRC. For the purpose of the Harvest Sun Agreement, the unsold parts of Property 1 consists of the commercial accommodation and residential units at Island Harbourview in an aggregate gross floor area of approximately 143,168 sq. feet together with 330 commercial car parks, 579 residential car parks and 117 office car parks in Property 1. In relation to the proceeds of sale and leasing of the unsold parts of Property 1, Harvest Sun Limited has an entitlement to reimbursement of deductible costs incurred by it in the project, and thereafter an entitlement to 60% of the surplus proceeds, in each case subject to and in accordance with the development agreement.

The consolidated net profits before taxation and extraordinary items of Harvest Sun for the two financial years ended on 31st December, 2005 and 31st December, 2006 were HK$102,674,195 and HK$23,831,605 respectively. The consolidated net profits after taxation and extraordinary items of Harvest Sun for the two financial years ended on 31st December, 2005 and 31st December, 2006 were HK$84,763,303 and HK$21,105,185 respectively.

Calistock subscribed the 20 shares in Harvest Sun to be sold to Sino Hope under the Harvest Sun Agreement at par of US$1 per share.

Benefit Bright is the 100% beneficial shareholder of Benefit Bright Limited, a developer under a development agreement entered into with the Mass Transit Railway Corporation dated 23rd August, 1996 (as supplemented and amended) in relation to Property 2 and the rights and obligations of the Mass Transit Railway Corporation having subsequently been passed to MTRC. Benefit Bright Limited has development rights in Property 2 and is entitled to interests in Property 2, including proceeds of sale and leasing of Property 2 on and subject to the terms and conditions of above mentioned development agreement. A number of parts of Property 2 have been sold, and the unsold parts of it are still owned by MTRC. For the purpose of the Benefit Bright Agreement, the unsold parts of Property 2 consist of the commercial accommodation and 10 residential units at Central Park and Park Avenue in an aggregate gross floor area of approximately 531,937 sq. feet, together with 198 commercial car parks and 734 residential car parks. In relation to the proceeds of sale and leasing of the unsold parts of Property 2, Benefit Bright Limited has an entitlement to reimbursement of deductible costs incurred by it in the project, and thereafter an entitlement to 80% of the surplus proceeds (if any), in each case subject to and in accordance with the development agreement. Currently, all the proceeds of sale and leasing are applied towards reimbursement of the deductible costs of Benefit Bright Limited in the project.

The consolidated net profit before taxation and extraordinary items of Benefit Bright for the financial year ended on 31st December, 2005 was HK$874,350,371 and the net loss before taxation and extraordinary items of Benefit Bright for the financial year ended on 31st December, 2006 was HK$82,796,016. The consolidated net profit after taxation and extraordinary items of Benefit Bright for the financial year ended on 31st December, 2005 was HK$842,477,120 and the net loss after taxation and extraordinary items of Benefit Bright for the financial year ended 31st December, 2006 was HK$109,313,924.

OC2 Management is the sub-letting agent for the commercial development and the commercial car park of Property 2.

Pembrocke subscribed the 325 shares in Benefit Bright and OC2 Management to be sold to Sino Vision at par of US$1 per share for Benefit Bright and HK$1 per share for OC2 Management.

The net profits before taxation and extraordinary items of OC2 Management for the two financial years ended on 31st December, 2005 and 31st December, 2006 were HK$32,400 and HK$31,600 respectively. The net profits after taxation and extraordinary items of OC2 Management for the two financial years ended on 31st December, 2005 and 31st December, 2006 were HK$26,730 and HK$23,126 respectively.

OC2 Finance is the second mortgage financier for purchasers of the residential units of Property 2.

Pembrooke subscribed the 382 shares in OC2 Finance to be sold to Sino Vision at par of HK$1 per share.

The net profits before taxation and extraordinary items of OC2 Finance for the two financial years ended on 31st December, 2005 and 31st December, 2006 were HK$501,202 and HK$297,817 respectively. The net profits after taxation and extraordinary items of OC2 Finance for the two financial years ended on 31st December, 2005 and 31st December, 2006 were also HK$501,202 and HK$297,817 respectively.

TST Properties and Sino Land have substantial experience and expertise in managing retail shopping malls and carparks. The acquisition contemplated under the Harvest Sun Agreement, the Benefit Bright Agreement and the OC2 Finance Agreement will result in consolidation of control as Harvest Sun, Benefit Bright and OC2 Finance will become wholly-owned subsidiaries of Sino Land (on the assumption that Sino Hope will acquire the 10% interest in Harvest Sun from CapitaLand China Holdings and CRL (HK), as contemplated under the Memorandum of Agreement). The directors of TST Properties and Sino Land consider that the acquisition will bring about better and more efficient management of the retained parts of Property 1 and Property 2.

The directors (including the independent non-executive directors) of both TST Properties and Sino Land are of the view that the terms of the Harvest Sun Agreement, the Benefit Bright Agreement and the OC2 Finance Agreement are on normal commercial terms and are fair, reasonable and in the interests of TST Properties and Sino Land and their respective shareholders as a whole.

INFORMATION ON THE GROUP AND THE COUNTERPARTIES

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment in securities, financing, hotel and building management and services.

Each of Calistock and Pembrooke is an investment holding company wholly-owned by Kerry Properties Limited. Kerry Properties Limited is an investment holding company and its subsidiaries are principally engaged in (i) property development, investment and management in Hong Kong, the PRC and the Asia Pacific region; (ii) logistics, freight and warehouse ownership and operations; (iii) infrastructure-related investments in Hong Kong and the PRC; and (iv) hotel ownership in Hong Kong, and hotel ownership and operations in the PRC.

Each of Macwest and Macell is an investment holding company wholly-owned by China Overseas Land & Investment Limited. China Overseas Land & Investment Limited and its subsidiaries are principally engaged in property development and investment, project management, infrastructure project investments, investment holding, real estate agency and management and treasury operations. CapitaLand China Holdings is a company engaged in investment holding, provision of management services and property development. CRL (HK) is an investment holding company.

Each of Super Creation and Allied Dragon are investment holding companies wholly-owned by Bank of China Group Investment Limited. Bank of China Group Investment Limited, as a professional investment management company, has invested in a great number of large infrastructures and major projects in the Hong Kong and Macao areas, mainland China and overseas, covering such sectors as real estate, industry, energy, transportation, media, hotels and finance. It is a subsidiary of a listed company, namely Bank of China Limited.

DEFINITIONS

"Allied Dragon"	Allied Dragon Realty Limited, a company incorporated in Hong Kong whose shares are wholly-owned by Bank of China Group Investment Limited
"Benefit Bright"	Benefit Bright (B.V.I.) Limited, a company incorporated in the British Virgin Islands, whose issued share capital, prior to the completion of the Benefit Bright Agreement, is 42.5% owned by King Chance, 32.5% owned by Pembrooke, 15% owned by Allied Dragon and 10% owned by Macell

"Benefit Bright Agreement"	the sale and purchase agreement entered into between Sino Vision and the Benefit Bright Sellers pursuant to which Sino Vision will acquire (i) the shares in and the loans to Benefit Bright held by and owing as at completion by the Benefit Bright Sellers respectively; and (ii) the shares in OC2 Management held by the Benefit Bright Sellers, subject to the terms and conditions therein
"Benefit Bright Consideration"	the aggregate cash consideration to be paid by Sino Vision to the Benefit Bright Sellers pursuant to the Benefit Bright Agreement, being HK$2,070,135,174, subject to adjustments (if any) by reference to completion accounts and a completion audit
"Benefit Bright Sellers"	Pembrooke, Allied Dragon and Macell
"Calistock"	Calistock Limited, a company incorporated in the British Virgin Islands, whose shares are wholly-owned by Kerry Properties Limited
"CapitaLand China Holdings"	CapitaLand China Holdings Pte Ltd, a company incorporated in Singapore whose shares are wholly-owned by CapitaLand Residential Limited and which is the registered holder of 10% shareholdings in Harvest Sun beneficially owned by CRL (HK)
"Connected Transactions"	the connected transactions (i) between Sino Hope and Calistock contemplated under the Harvest Sun Agreement and (ii) between Sino Vision and Pembrooke contemplated under the Benefit Bright Agreement
"CRL (HK)"	CRL (HK) Pte Ltd, a company incorporated in Singapore, whose shares are wholly-owned by CapitaLand Residential Limited
"Group"	TST Properties and its subsidiaries (including Sino Land)
"Harvest Sun"	Harvest Sun (B.V.I.) Limited, a company incorporated in the British Virgin Islands, whose issued share capital, prior to the completion of the Harvest Sun Agreement, is 30% owned by King Chance, 30% owned by Super Creation, 20% owned by Calistock, 10% owned by CapitaLand China Holdings on trust for CRL (HK) and 10% owned by Macwest
"Harvest Sun Agreement"	the sale and purchase agreement entered into between Sino Hope and the Harvest Sun Sellers pursuant to which Sino Hope will acquire the shares in Harvest Sun held by the Harvest Sun Sellers respectively subject to the terms and conditions therein
"Harvest Sun Consideration"	the aggregate cash consideration to be paid by Sino Hope to the Harvest Sun Sellers pursuant to the Harvest Sun Agreement, being HK$265,313,828, subject to adjustments (if any) by reference to completion accounts and a completion audit
"Harvest Sun Sellers"	Super Creation, Calistock and Macwest

"Harvest Sun Share Charge"	a share charge deed (as amended and supplemented) dated 20th April, 1995 under which each of the shareholders of the Harvest Sun has charged its respective shares in Harvest Sun in favour of Mass Transit Railway Corporation, with the rights and obligations of Mass Transit Railway Corporation having subsequently been passed to MTRC
"HK$"	Hong Kong dollars, the lawful currenoy of Hong Kong
"HKMC"	The Hong Kong Mortgage Corporation Limited, a body corporate incorporated with limited liability in Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Financial"	Hong Kong Financial Limited, a company incorporated in Hong Kong whose shares are wholly-owned by China Overseas Land & Investment Limited
"King Chance"	King Chance Development Limited, a company incorporated in Hong Kong whose shares are indirectly wholly-owned by Sino Land
"Letter Agreement"	the letter agreement dated 2nd July, 2002 entered into by the HKMC and OC2 Finance in relation to the HKMC's agreement to purchase mortgages
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange from time to time
"Macell"	Macell Limited, a company incorporated in Hong Kong whose shares are wholly-owned by China Overseas Land & Investment Limited
"Macwest"	Macwest Limited, a company incorporated in Hong Kong, whose shares are wholly-owned by China Overseas Land & Investment Limited
"Memorandum of Agreement"	the memorandum entered into between Sino Hope, CRL (HK) and CapitaLand China Holdings on 12th December, 2007 in relation to the non-legally binding intention to acquire 10% of the issued share capital in Harvest Sun by Sino Hope from CapitaLand China Holdings and CRL (HK)
"Mortgage Sale and Purchase Agreement"	the mortgage sale and purchase agreement dated 2nd July, 2002 entered into between HKMC and OC2 Finance in relation to the sale of mortgages to the HKMC
"MTRC"	MTR Corporation Limited

"OC2 Finance"	Olympian City 2 Finance Company Limited, a company incorporated in Hong Kong, whose issued share capital, prior to the completion of the OC2 Finance Agreement, is 50% owned by King Chance, 38.2% owned by Pembrooke and 11.8% owned by Hong Kong Financial
"OC2 Finance Agreement"	the sale and purchase agreement entered into between Sino Vision and the OC2 Finance Sellers pursuant to which Sino Vision will acquire the shares in and the loans to OC2 Finance held by and owing as at completion by the OC2 Finance Sellers subject to the terms and conditions therein
"OC2 Finance Consideration"	the aggregate consideration to be paid by Sino Vision to the OC2 Finance Sellers pursuant to the OC2 Finance Agreement, being HK$5,312,223, subject to adjustments (if any) by reference to completion accounts and a completion audit
"OC2 Finance Sellers"	Pembrooke and Hong Kong Financial
"OC2 Management"	Olympian City 2 Management Company Limited, a company incorporated in Hong Kong whose issued share capital, prior to the completion of the Benefit Bright Agreement, is 42.5% owned by King Chance, 32.5% owned by Pembrooke, 15% owned by Allied Dragon and 10% owned by Macell
"Pembrooke"	Pembrooke Development Investments Limited, a company incorporated in the British Virgin Islands, whose shares are wholly-owned by Kerry Properties Limited
"PRC"	The People's Republic of China
"Property 1"	Package One of the Airport Railway Olympic Station Property Development in relation to which a development agreement was entered into between Harvest Sun Limited and the Mass Transit Railway Corporation on 20th April, 1995 (as supplemented and amended) and the rights and obligations of the Mass Transit Railway Corporation having subsequently been passed to MTRC
"Property 2"	Package Two of the Airport Railway Olympic Station Property Development in relation to which a development agreement was entered into between Benefit Bright Limited and the Mass Transit Railway Corporation on 23rd August, 1996 (as supplemented and amended) and the rights and obligations of the Mass Transit Railway Corporation having subsequently been passed to MTRC
"Sino Hope"	Sino Hope Investments Limited, a company incorporated in Hong Kong whose shares are indirectly wholly-owned by Sino Land
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, a subsidiary of TST Properties and the shares of which are listed on the main board of the Stock Exchange

"Sino Vision"	Sino Vision Holdings Limited, a company incorporated in Hong Kong whose shares are indirectly wholly-owned by Sino Land
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Super Creation"	Super Creation Investments Limited, a company incorporated in Hong Kong whose shares are wholly-owned by Bank of China Group Investment Limited
"Support Agreement"	a support agreement dated 2nd July, 2002 entered into by (i) Sino Land, Kerry Properties Limited and China Overseas Land & Investment Limited and (ii) HKMC to indemnify the HKMC in respect of certain matters and to provide support for certain obligations of OC2 Finance under the Mortgage Sale and Purchase Agreement and the Letter Agreement
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong whose shares are listed on the main board of the Stock Exchange
"US$"	US dollars, the lawful currency of the United States of America

By Order of the Board of	By Order of the Board of
Tsim Sha Tsui Properties Limited	**Sino Land Company Limited**
Eric Ip Sai Kwong	**Eric Ip Sai Kwong**
Secretary	*Secretary*

Hong Kong, 12th December, 2007

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END